EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Three Months Ended	Year Ended December 31
	March 31, 2014	2013	2012	2011	2010	2009
Fixed charges	$17,529	$75,104	$77,848	$66,080	$56,251	$128,830
Fixed charges	$17,529	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	38,391	126,487	163,626	160,204	126,896	129,263
	$55,920	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to fixed charges	3.19:1	2.68:1	3.10:1	3.42:1	3.26:1	2.00:1

Computation of ratio of net income to combined fixed charges and preferred stock items:

	Three Months Ended	Year Ended December 31
	March 31, 2014	2013	2012	2011	2010	2009
Fixed charges	$17,529	$75,104	$77,848	$66,080	$56,251	$128,830
Preferred stock items:
Redemption preference premiums*	–	19,924	–	–	–	–
Dividends	3,238	17,536	21,021	20,369	20,233	20,239
Combined fixed charges and preferred stock items	$20,767	$112,564	$98,869	$86,449	$76,484	$149,069

Fixed charges	$17,529	$75,104	$77,848	$66,080	$56,251	$128,830
Net income	38,391	126,487	163,626	160,204	126,896	129,263
	$55,920	$201,591	$241,474	$226,284	$183,147	$258,093
Ratio of net income to combined fixed charges and preferred stock items	2.69:1	1.79:1	2.44:1	2.62:1	2.39:1	1.73:1

*	Capstead’s Series A and B preferred shares were redeemed on June 13, 2013. The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.